Exhibit 99.2

Copernic Inc.
Management’s Discussion
and Analysis
of Financial Condition
and Results of Operations

at December 31, 2008
(expressed in U.S. dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of Copernic Inc. for the three years ended December 31, 2008, 2007 and 2006 should be read in conjunction with its consolidated financial statements and the related notes.  All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements.  Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note.  The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 27 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 27, 2009.

Business overview

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, calendar, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors’ Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search won first prize for innovation in the enterprise solutions category.  Also in 2008, Copernic Desktop Search® 3.0 received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneous searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic’s search division handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and elsewhere.  The revenue models of the Company are based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units – priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 98 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals, enterprise search providers and e-commerce sites generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search and graphic advertising

Approximately 80% of our revenues come from our search based businesses which are:  search property Mamma.com, “The Mother of All Search Engines®” and its search publisher network of approximately 98 partners representing 68% of these revenues and Copernic Agent® and Copernic Desktop Search® for 12% of these revenues respectively.  The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property.  Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

The other revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance).

Software licensing

Approximately 14% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs, portals, enterprises, international distributors and resellers as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues were the result of customized development and maintenance support.  The business model is based on billing our technical team for software customization and maintenance support.

Recent events

Write-down of intangible assets and goodwill

In Q4 2008, the Company concluded that its software unit was still facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were less than their carrying value.  Therefore, write-downs of $140,000 for trade names, $192,000 for technology and goodwill of $3,995,000 were recorded in 2008.

Normal course issuer bid

On November 11, 2008 the Company announced a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the normal course issuer bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its normal course issuer bid at any time.

Cost reduction plan

In Q4 2008, the Company continued to execute its cost reduction plan announced at the end of Q1 2008.  Total costs in 2008 excluding write-downs, termination costs and restructuring costs were at $6,678,774 compared to $10,318,889 in 2007.

In addition, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company has recorded $101,012 of restructuring costs.

Resignation and departure of officers

Eric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons, did not renew his employment contract which expired on December 31, 2008, with the Company. In relation with this departure, 51,999 stock options were cancelled, resulting in a reversal of employee stock-based compensation expense of $40,878 that was recorded in Q4 2008.

The Company accepted the resignation of Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer, effective September 8, 2008. Furthermore Ms. Claire Castonguay, the Company’s Controller for the past three years was appointed Vice President, Finance and Controller while Mr. Ferland, President and CEO assumed the additional responsibilities of Chief Financial Officer on an interim basis. In relation with this resignation, the Company recorded and paid termination costs of $149,420 in Q3 2008. Furthermore, 121,791 non vested  stock options held by Mr. Bertrand were cancelled, resulting in a reversal of employee stock-based compensation expense of $104,741 that was recorded in Q3 2008. In Q4 2008, an additional 52,709 vested stock options held by Mr. Bertrand were cancelled.

On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development.  117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which was recorded in Q1 2008.

On February 8, 2008, the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which was recorded in Q1 2008.  Mr. Marc Ferland, a director of the Company, was appointed President and CEO commencing on March 3, 2008.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

Granting, exercising and cancellation of stock options

On April 2, 2008, the Company granted 100,000 stock options to an officer, at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to directors and a new officer, at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to two officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, 785,819 stock options were forfeited.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities.  In many cases, management reasonably has used different accounting policies and estimates.  In some cases, changes in the accounting estimates are reasonably likely to occur from period to period.  Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.  Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions.  Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices.  The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

Significant judgment is used in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually on December 31st of each year or when events or changed circumstances indicate impairment may have occurred.  In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment.  We have determined that in our case, the reporting units is the operating segment or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by management at that level. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of each reporting unit incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases  in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment for the individual units as of December 31, 2008. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use.  The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.  Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition.  Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent accounting changes

a)  For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook.  This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI.  The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

b)  For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 – Capital Disclosures.  The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007.  The Company has adopted this new Section in its first quarter.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world.  The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

c)  Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated.  This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged.  The adoption of this new standard will not have any impact on the Company’s financial statements.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant to the Company and a review of the alternatives available upon adoption.  In Q4 2008, the Company performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting,  the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

Results of Operations

Revenues

2008 as compared to 2007

Revenues for 2008 were $7,011,631 compared to $8,116,408 in 2007, a decrease of 14%.

In 2008 search and graphic advertising revenues decreased by $1,748,326 or 24% to $5,606,383 from $7,354,709 last year. The variance is explained by a decrease in search advertising revenues due to a change in client mix and reduced traffic.  In 2008, the revenues decrease was offset by the reversal of old prepayments totalling $80,000.

Software licensing went from $415,263 in 2007 to $951,022 in 2008, an increase of $535,759. The increase is explained by the sales of a new product “CDS Corporate Edition” in 2008. Also, the launch of the new CDS Pro version in late Q3 2008 started having an impact on  Q4 2008 results.

In 2008, customized development and maintenance support amounted to $454,226 compared to $346,436 in 2007 an increase of $107,790. The difference is explained by the maintenance fees included in the sales of  “CDS Corporate Edition” launched in 2008.

2007 as compared to 2006

In 2007, the Company generated revenues of $8,116,408 compared to $9,596,402 for the previous year, a decrease of 15%.

Search and graphic advertising revenues totalled $7,354,709 in 2007 compared to $8,024,972 for the same period in 2006, a decrease of $670,263 or 8%. The decrease is due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units.

Software licensing stood at $415,263 in 2007 compared to $957,488 in 2006, a decrease of $542,225 or 57%.  The decrease is explained by the sale of one major CDS license in 2006 compared to two smaller CDS licenses in 2007.

Customized development and maintenance support revenues generated $346,436 in 2007 compared to $613,942 for the same period the previous year, a decrease of $267,506 or 44%. The decrease is explained by maintenance support contracts that were not renewed in 2007.

Expenses

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, cost of revenues represented $2,530,908 or 45% of search and graphic advertising revenues, compared to $2,636,410 or 36% of search and graphic revenues for the same period last year, due to the loss of a high margin account in 2007.

In 2008, search and graphic payouts totalled $2,169,916 compared to $2,262,356 for the same period last year and represented respectively 39% and 31% over search and graphic revenues. The increase in percentage in 2008 is explained by higher payouts to retain partners which deliver better quality traffic.

The bandwidth costs were $360,992 for the twelve-month period ended December 31, 2008, compared to $374,054 for the same period in 2007.

2007 as compared to 2006

In 2007, cost of revenues represented $2,636,410 or 36% over search and graphic advertising revenues, compared to $2,704,101 or 34% over search and graphic advertising revenues for the same period in 2006.

Search and graphic payouts totalled $2,262,356 in 2007 compared to $2,309,435 for the same period in 2006 and represented respectively 31% and 29% over search revenues.  The increase in percentage in 2007 is explained by gradually increasing payouts to partners which deliver better quality traffic.

In 2007, bandwidth costs decreased by $20,612 or 5% to $374,054 from $394,666 in 2006.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2008 as compared to 2007

For the year ended December 31, 2008, marketing, sales and services expenses stood at $938,611 from $1,897,822 in 2007, a decrease of $959,211 or 51%. The variance for the year is explained by the decrease in salaries and related employment costs of $540,000, decrease in stock options compensation of $206,000 in relation with the termination of employees and employee departures, decrease in training and recruiting costs and purchase of algorithmic contents of respectively $121,000 and $77,000.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, marketing, sales and services increased by $47,646 or 3% from $1,850,176 in 2006 to $1,897,822. The variance for the twelve-month period reflected an increase in salaries due to reorganization of the department, professional services due to new sales consultants for CDS and stock-based compensation of respectively $127,000, $93,000 and $67,000. The increases were offset by a decrease in purchase of algorithmic contents and publicity and promotion of respectively $137,000 and $117,000 due to reduced revenue.

General and administration

General and administrative expenses include salaries, stock-based compensation and associated costs of employment of executive management and finance personnel. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

2008 as compared to 2007

In 2008, general and administrative expenses amounted to $2,907,964 compared to $4,691,572 in 2007, a decrease of $1,783,608. Salaries and stock-based compensation expenses decreased by respectively $338,000 and $428,000. In 2008, salaries included termination costs of $149,000 related to the resignation of the former CFO offset by a decrease in salaries of $53,000 due to employee departures. In 2007, salaries included termination costs of $434,000 related to the departure of the former President and CEO. The decrease in stock-based compensation expenses is mainly explained by the reversal of expenses in 2008 of $154,000 due to the departure of two officers compared to an additional expense of $261,000 in 2007 related to the departure of the former CEO. In 2008, professional fees decreased by $650,000 explained mainly by the reduction of legal fees,  the investor relation expenses decreased by $147,000 due to decrease expenses related to the annual reporting and the insurance expenses decreased by $142,000 due to lower premium for D&O insurance.

2007 as compared to 2006

For the year ended December 31, 2007, general and administrative expenses increased by $695,245 to $4,691,572 from $3,996,327 in 2006. The increase is mainly explained by the termination costs of approximately $695,000, which included a non-cash item for accelerated vesting options of $253,236, related to the departure of the former President and CEO of the Company in January 2007.

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our team’s software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

2008 as compared to 2007

In 2008, product development and technical support expenses amounted to $1,938,724 compared to $2,416,410 last year, a decrease of $477,686 and mainly explained by a decrease in salaries and related employment costs of $313,000, lower stock- based compensation expenses of $63,000 and lower technical fees of $60,000.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, product development and technical support decreased to $2,416,410 from $2,538,867 in 2006, representing a decrease of $122,457. The decrease is explained by a reduction in salaries due to a reorganization of our R&D team.

Amortization of property and equipment

2008 as compared to 2007

In 2008, amortization of property and equipment stood at $211,056 compared to $302,509 in 2007 explained by the decrease of the asset’s net book value at the beginning of 2008.

2007 as compared to 2006

Amortization of property and equipment totalled $302,509 for the year ended December 31, 2007, compared to $178,192 in 2006. The increase is explained by acquisitions of equipment during the year of approximately $150,000 and the change in the amortization rates, from 30% in 2006 to 50% in 2007 and from 20% to 33% for computer equipment and for furniture respectively.

Amortization of intangible assets

2008 as compared to 2007

Amortization of intangible assets stood at $1,019,159 in 2008 compared to $1,991,286 in 2007. The decrease is explained by the write-downs of intangible assets of $1,985,470 recorded in Q4 2007.

2007 as compared to 2006

For the fiscal year ended December 31, 2007, amortization of intangible assets decreased to $1,991,286 from $2,067,009 in 2006. The decrease is explained by the write-down of intangible assets recorded in Q3 2006 of $413,238.

Write-downs and settlement costs

2008 as compared to 2007

For the twelve-month period ended December 31, 2008, write-down and settlement costs totalled $4,432,264 compared to $10,146,311 in 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000 in 2007.  Also, in 2007 the Company recorded a write-down of goodwill of $846,310 in relation to the acquisition of FocusIN.

In 2008, faced with improved competitive offerings the underlying core technology in Copernic desktop search needed to be significantly enhanced and therefore, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair values of goodwill and intangible assets were less than the carrying value for these assets.

2007 as compared to 2006

In 2007, write-downs and settlement costs amounted to $10,146,311 compared to $1,683,238 for the same period last year.

In Q4 2007, the Company recorded write-downs of goodwill and intangible assets related to Copernic Technologies Inc.’s acquisition of respectively $7,214,531 and $1,985,470. The Company’s software unit was facing delays in execution and changes of market conditions of its commercial deployment solutions.  Based on the assessment of the fair value of the Company’s assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of goodwill and intangible assets were significantly less than the carrying value for these assets.

In Q4 2007, the Company reported decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and a general decrease for all graphic ads.  Based on the Company assessment of the fair value of its assets related to search / media unit, the Company concluded that the goodwill had suffered a loss in value and the fair value of the related goodwill was significantly less then its carrying value.  Therefore, a write-down of goodwill of $846,310 for search / media unit was recorded in 2007 to bring it to nil.

Also in Q4 2007, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

These expenses were offset by the reversal of $50,000 of class action settlement costs.

In 2006, the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM’s investment of $570,000.

Restructuring charges

2008 as compared to 2007

In order to reduce its costs, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company recorded $101,012 as restructuring costs.

Interest and other income

2008 as compared to 2007

Interest income and other income decreased to $162,880 in 2008 from $401,183 in 2007. The decrease reflected lower liquidities and lower interest rates in 2008.

2007 as compared to 2006

Interest and other income stood at $401,183 in 2007 compared to $415,950 in 2006.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $24,440 for the year ended December 31, 2008 compared to a loss of $115,071 in 2007 and $82,203 in 2006.

The gain in foreign exchange is mainly due to the depreciation of the Canadian dollar in 2008.

Recovery of income taxes

For the fiscal year 2008, the recovery for current and future income taxes amounted to $390,043 compared to $1,248,974 in 2007 and $729,053 in 2006.

In 2008, the recovery of income taxes is explained by current income taxes paid of $522 and the reversal of $390,565 of future income taxes due to current amortization and write-downs of Copernic Technologies Inc.’s intangible assets.

In 2007, the recovery of income taxes is explained by current income tax paid of $1,479 and the reversal of $1,250,453 of future income tax liability due to the current amortization and write-downs of Copernic Technologies Inc.’s intangible assets.

In 2006, the recovery of future income taxes is explained by a recovery of previous year’s income tax for $4,876 and the reversal of $724,177 of future income tax liability related to the amortization of Copernic Technologies Inc.’s intangible assets.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $6,490,704 ($0.44 per share) in 2008, compared to a loss of $14,430,826   ($0.99 per share) in 2007 and a loss of $4,358,708 ($0.31 per share) in 2006.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow are nil in 2008 and 2007 compared to contribution to earnings of $89,328 ($0.01 per share) in 2006.

In 2006, the contribution of Digital Arrow was due to a reversal of a reserve for salary expenses after a settlement with two former employees and a reversal of the provision for remaining restructuring costs.

Loss for the year

The loss for the year totalled $6,490,704 ($0.44 per share) in 2008 compared to a loss of $14,430,826 ($0.99 per share) in 2007 and a loss of $4,269,380 ($0.30 per share) in 2006. For 2008, 2007 and 2006, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Liquidity and capital resources

As at December 31, 2008, the Company had liquidities of $5,072,932 which were composed of $2,067,705 in cash and cash equivalents and $3,005,227 in temporary investments compared to $6,872,412 in 2007 which consisted of $2,099,560 in cash and cash equivalents, restricted cash of $807,468 and $3,965,384 in temporary investments. For the year ended December 31, 2008, working capital was $5,051,474 compared to $6,413,044 for the previous year.

Operating activities

In 2008, the cash used for operating activities of $1,720,571 is explained by the loss from continuing operations net of non-cash items of $1,281,463 and net change in non-cash working capital items of $439,108.

In 2007, the cash used for operating activities of $1,527,890 is mainly due to the loss from continuing operations net of non-cash items of $2,518,048 offset by net change in non-cash working capital items of $990,158. The cash used for discontinued operations in 2007 totalled $6,253.

In 2006, the cash used is explained by the loss from continuing operations net of non-cash items of $1,343,253 offset by net change in non-cash working capital items of $515,619. The cash used for discontinued operations in 2006 stood at $83,948.

Investing activities

In 2008, investing activities provided cash of $939,224 explained by the decrease of temporary investments of $960,157 offset by the purchases of property and equipment and intangible assets of $20,933.

In 2007, investing activities provided cash of $1,408,367 mainly explained by the decrease of temporary investments of $1,626,458 offset by the purchases of property and equipment and intangible assets of $218,091.

In 2006, investing activities used cash of $1,326,652 mainly explained by the purchase of temporary investments of $1,578,530 offset by a reimbursement related to Copernic Technologies Inc.’s business acquisition of $379,382 and purchases of intangible assets and property and equipment of $127,504.

Financing activities

In 2008, financing activities used cash of $57,976 for the repayment of obligations under capital leases.

In 2007, financing activities provided cash totalling $676,258 from issuance of capital stock upon exercise of options offset by repayment of obligations under capital leases of $23,071.

 In 2006, no cash was provided by, nor used in the financing activities of the Company.

Liquidity and capital resources

The Company considers that its liquidities will be sufficient to meet normal operating requirements until the end of 2009. It has no plans for a significant capital expenditures program nor does it view its Notice of Intention to purchase up to 700,000 common shares as material in the light of its current cash position. Furthermore, the company intends to fund its growth through internal cash generation and has no plans to enter into debt or equity financing at this time. In the long term, the Company may take advantage of favourable market conditions to gain additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Concentration of credit risk with customers

As at December 31, 2008, four customers represented 52% of our accounts receivable compared to 54% from four customers for the previous year resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers, which represented more than 10% of the Company’s net accounts receivable, have paid accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.
Segmented information

Management follows and measures its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com – The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Videos – Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.

▪	Mamma Jobs – Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising – Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network – Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds – Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
Copernic Desktop Search® – Software that allows to find files and e-mails with the power of a search engine right on a desktop.  With the Company’s new mobile plug-in, PC files can be accessed by mobile devices.  There are three product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is now ad supported.
•	Copernic Desktop Search® Pro Edition for SMEs with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes.
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy and provides searches on Intranets.
▪	Copernic Agent® – An Internet search and tracking tool software.
▪	Copernic Tracker® – A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® – Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment also includes software customization and maintenance.

Search / Media Segment

Revenues for the twelve-month period ended December 31, 2008 totalled $5,606,383 compared to $7,354,709 for the same period in 2007.

Segmented operating income before unallocated expenses was $1,807,513 in 2008 compared to $1,592,554 for the same period in 2007.  The variance was mainly due to decrease in search revenues of $1,748,000 offset by reduced expenses in marketing, sales, services and product development and technical support of respectively $585,000 and $423,000 due to rationalization of these segments. Also, in 2008, write-downs and settlement costs were reduced by $796,000.

Software Segment

In 2008, revenues totalled $1,405,248 compared to $761,669 for the same period in 2007.

Segmented operating loss before unallocated expenses was $5,866,604 in 2008 compared to $12,766,894 for the same period in 2007.  The variance was mostly due to increased revenues of $644,000 and a decrease of $4,818,000 in write-downs. Also, amortization of intangible assets decreased by $961,000 in 2008 explained by the write-down recorded in Q4 2007.

Q4 2008 Results

Revenues

Revenues for the three-month period ended December 31, 2008 (“Q4”) totalled $1,909,648 compared to $1,654,352 for the same period in 2007, an increase of $255,296 or 15%. The increase is mainly explained by software licensing.

Search and graphic advertising revenues went from $1,446,167 in Q4 2007 to $1,435,148 in Q4 2008, a decrease of $11,019. In Q4 2008, the revenues decrease was offset partially by the reversal of old prepayments of $80,000.

Software licensing stood at $325,025 in Q4 2008 compared to $85,751 in Q4 2007, an increase of $239,274. The increase is mainly due to the launch of new products “CDS Corporate Edition” and “CDS Pro”.

Customized development and maintenance support revenues generated $149,475 in Q4 2008 compared to $122,434 for the same period last year, an increase of $22,041.

Expenses

Cost of revenues

In Q4 2008, cost of revenues represented $601,519 or 42% over search and graphic advertising revenues, compared to $543,763 or 38% over search and graphic advertising revenues for the same period in 2007.

In Q4 2008, search and graphic advertising payouts totalled $552,605 compared to $433,514 for the same period last year, representing 39% and 30% of search and graphic revenues respectively.  In 2007, payouts were reduced by the reversal of old inactive payables of $79,342. Excluding the adjustment, the percentage of payouts over revenue would have been 35%. In 2008, the percentage of payouts was increased to retain partners with good quality traffic.

The bandwidth costs were $48,914 in Q4 2008 compared to $110,249 for the same period in 2007.  In Q4 2007, two new data centers were opened in Canada and were run in parallel with the ones located in the US. The data centers located in the US were shut down in Q2 2008.

Marketing, sales and services

In Q4 2008, marketing, sales and services expenses decreased to $160,802 from $480,531 in Q4 2007, a decrease of $319,729. The variance is mainly explained by the decrease in salaries and fringe benefits and stock-based compensation of respectively $173,000 and $47,000, a decrease in purchase of algorithmic contents and professional services by respectively $25,000 and $21,000. Other expenses also decreased by $54,000 in Q4 2008.

General and administration

General and administrative expenses in Q4 2008 totalled $525,309 as compared to $1,020,709 for the same period last year, a decrease of $495,400 or 49%. The variance is explained by a decrease in professional fees of $258,000 a decrease in salaries, stock-based compensation, investor relation and other expenses of respectively $79,000, $60,000, $34,000 and $64,000.

Product development and technical support

Product development and technical support expenses amounted to $332,145 in Q4 2008, compared to $651,830 for the same period last year, a decrease of $319,685 or 49%. The decrease is explained by the decrease in salaries and other employment costs of $220,000 and a decrease in stock-based compensation of $75,000 due lower headcount.

Amortization of property and equipment

Amortization of property and equipment totalled $55,353 in Q4 2008, compared to $119,220 for the same period last year. The decrease is explained by lower net book value at the beginning of the year.

Amortization of intangible assets

Amortization of intangible assets decreased to $254,746 in Q4 2008, compared to $511,384 for the same period last year.  The decrease is explained by the write-downs of intangible assets at the end of Q4 2007.

Write-downs, settlement and other costs

In Q4 2008, write-downs and settlement costs amounted to $ 4,410,733 compared to $10,146,311 in Q4 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000.  Also, in 2007 the Company recorded a write-down of goodwill of $846,310 in relation to the acquisition of FocusIN.

In 2008, still facing delays in execution and changes of market conditions of its commercial deployment solutions, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair values of goodwill and intangible assets were less than the carrying value for these assets.

Restructuring charges

In Q4 2008, $69,621 was recorded as restructuring charges in relation with the Company’s decision to close its Montreal office in Q1 2009.

Interest and other income

Interest income and other income decreased to $40,762 in Q4 2008 from $74,078 in Q4 2007. The decrease is explained by lower liquidities during Q4 2008 compared to the same period last year.

Loss (gain) on foreign exchange

Gain on foreign exchange totalled $18,218 for Q4 2008, compared to a loss of $41,164 for the same period last year mainly due to the depreciation of the Canadian dollar in Q4 2008.

Income taxes

The recovery of future income taxes relates to the amortization of intangible assets which does not have the same asset base for accounting and tax purposes.  Recovery of future income taxes totalled $181,163 in Q4 2008, compared to $796,401 for the same period last year.  In 2007, the recovery for income taxes included a more significant reversal of future income taxes liability in relation with the write-downs of intangible assets in Q4 2007 compared to Q4 2008.

Loss and loss per share

Loss for the three-month period ended December 31, 2008, totalled $4,260,437 ($0.29 per share), compared to a loss of $10,990,081 ($0.75) per share for the same period last year.

Off-balance sheet arrangements

As at December 31, 2008 and 2007, the Company has no off-balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Operating leases
Years:	$
2009	249,000
2010	46,000
2011	27,000
2012	18,000
2013	-

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at December 31, 2008, the Company has change of control agreements with certain executive officers and a few employees.  If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $614,181 for these specific people.

Subsequent Events

On January 28, 2009, the Board of Director’s unanimously approved an adjustment to Mr. David Goldman’s consultancy agreement, to which David Goldman concurred, that the change of control clause is amended to an entitlement to the lesser of  $300,000 or 3% of the transaction triggering a change of control. The Board further specified that the resulting payment would be made in the same currency as the transaction itself. The previous agreement stipulated that in the case of change of control, David Goldman was entitled to receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN $300,000.

On February 2, 2009, the Company sold 5,200,000 shares of TECE Inc. for CDN $208,000.  The Company’s investment in TECE Inc. was completely written off in 2001.

On February 3, 2009, a lawsuit was filed against the Company by one former officer. The plaintiff alleges an unlawful dismissal by the Company and seeks damages amounting to CDN $256,775. The Company denies the allegations against it, believes that the claim is without merit, and intends to defend itself.

On March 4, 2009 the Company announced that Claire Castonguay, Vice President, Finance and Controller will terminate her employment with the Company at the end of the quarter consistent with the closure of the Montreal office at that time. Jean-Rock Fournier, Vice President Finance since the beginning of the quarter and also located in Quebec City will assume the duties of Chief Financial Officer, effective March 31st. Mr. Fournier is a  Chartered Accountant since 2000, practiced public accounting with KPMG, and has been Vice President Finance with Axion Technologies and PGI, both companies in the Information Technology sector.

Risks and uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to some degree on our relationship with one customer, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2008, approximately 13% of our revenues were derived from an agreement with our largest customer. Revenues from this customer represented 14% of our revenues in 2007 and 11% of our revenues in 2006. Although we monitor our accounts receivable for credit risk deterioration and this customer has been paying its payables to Copernic Inc. in accordance with the terms of its agreement with the Company, there can be no assurance that it will continue to do so or that it will continue to do so at the volume of business it has done historically. Our loss of this customer’s business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.
•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.
•	Our ability to attract advertisers.
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
•	Our focus on long term goals over short term results.
•	The results of any investments in risky projects.
•	Payments that may be made in connection with the resolution of litigation matters.
•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.
•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.
•	Geopolitical events such as war, threat of war or terrorist actions.
•	Our ability to generate CDS revenues through licensing and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

We face significant competition from Microsoft, Yahoo, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft, Yahoo, Google and Ask.com have a variety of Internet products, services and content that directly compete with our products, services, content and advertising solutions.  We expect that Microsoft will increasingly use its financial and engineering resources to compete with us.

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

We face competition from other Internet companies, including Web search providers, Internet advertising companies and destination Web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services.  Barriers to entry in our business are generally low and products, once developed, can be distributed quickly and to a wide range of customers at a reasonably low cost.

We also compete with destination Web sites that seek to increase their search-related traffic. These destination Web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Our revenues declined in 2008 and we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. Also, our operating margin has declined as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place.  As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands is critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generated a significant portion of our revenues in 2008 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

New technologies could block our ads, which would harm our business.

Technologies are being developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies.  Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution.  We may not achieve significant revenue from a new product for a number of years, if at all.  For the years 2007 and 2008, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance.  If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule. If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement.  If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, therefore, with the new extension, it has until June 18, 2009 to effect compliance.

As at December 31, 2008, the Company’s closing stock price was at $0.13.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favorable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement.  While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture (owned by Ask.com) will not pursue its alleged patent rights against other companies. In addition, X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights.  Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights.  Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2008, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at December 31, 2008 will be sufficient to meet normal operating requirements throughout 2009. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.0M as at December 31, 2008, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $1.2M as at December 31, 2008, may be written-down in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our business depends on the continued growth and maintenance of the Internet infrastructure.

The success and availability of our Internet based products and services depend on the continued growth, maintenance and use of the Internet.  Spam, viruses, worms, spyware, denial of service attacks, phishing and other acts of malice may affect not only the Internet’s speed and reliability but also its desirability for use by customers.  If the Internet is unable to meet these threats placed upon it, our business, advertiser relationships, and revenues could be adversely affected.

Our long-term success may be materially adversely affected if the market for e-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of
e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;
•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;
•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and
•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud or other malicious applications or activity of others, we could lose the confidence of our advertisers as well as face potential litigation, government regulation or legislation, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads and other clicks that advertisers may perceive as undesirable. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. These types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers.  Advertiser dissatisfaction with click fraud and other traffic quality related claims has lead to litigation and possible governmental regulation of advertising. Any increase in costs due to any such litigation, government regulation, or refund could negatively impact our profitability.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt and where adopted, strengthen laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at March 25, 2009, we had 646,392 warrants at a weighted average exercise price of $15.60 expiring from April to July 2009 and 693,993 stock options at a weighted average exercise price of $1.54 outstanding. As at March 25, 2009, the exercise prices of all outstanding warrants and options, were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,320,385 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems.  We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

 To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.  In 2008, revenues were decreased by approximately $101,000 and total expenses were increased by $50,000 resulting in a net loss $151,000 due to the fluctuation of foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider.  Although we have high expectations for the Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. However in 2008, we have generated subscription sales of $636,893 through new products and sales channel expansion which appears to have reversed the previous trend.

Controls and Procedures

Disclosure on Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Vice President Finance, as to the effectiveness of our disclosure controls and procedures as of December 31, 2008.

Based upon that evaluation, our Chief Executive Officer and Vice President Finance concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at March 25, 2009	Book value as at December 31, 2008 under Canadian GAAP	Book value as at December 31, 2008 under US GAAP
14,637,531	$96,556,485	$113,326,055

As at March 25, 2009, the Company also had 646,392 warrants and 693,993 stock options outstanding.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology.  No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur.  Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation.  For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic-inc.com.  All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Selected Annual Information

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2008 $	2007 $	2006 $	2005 $	2004 $

Revenues	7,012	8,116	9,596	9,444	14,636
Earnings (loss) from continuing operations	(6,491)	(14,431)	(4,358)	(3,343)	371
Results of discontinued operations, net of income taxes	-	-	89	(2,315)	734
Earnings (loss) for the year	(6,491)	(14,431)	(4,269)	(5,658)	1,104

Earnings (loss) per share from continuing operations
Basic and diluted	(0.44)	(0.99)	(0.31)	(0.27)	0.03
Net earnings (loss) per share
Basic and diluted	(0.44)	(0.99)	(0.30)	(0.46)	0.10

Total assets	10,782	18,358	33,339	38,327	35,166

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	2008				2007
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenues	1,910	1,672	1,721	1,709	1,654	1,867	1,953	2,642

Loss for the period	(4,261)	(622)	(522)	(1,086)	(10,990)	(975)	(1,085)	(1,381)

Loss per share basic and diluted	(0.29)	(0.04)	(0.04)	(0.07)	(0.75)	(0.07)	(0.07)	(0.10)